Exhibit 3.80

State of Delaware Secretary of State Division of Corporations Delivered 01:51 PM 03/12/2013 FILED 01:47 PM 03/12/2013 SRV 130303267 - 5301578 FILE

CERTIFICATE OF FORMATION

OF

CRESTWOOD OHIO MIDSTREAM PIPELINE LLC

I, the undersigned natural person of the age of eighteen years or more, acting as an authorized person of a limited liability company under the Delaware Limited Liability Company Act, as amended, do hereby submit the following Certificate of Formation for such limited liability company:

ARTICLE I

The name of the limited liability company is Crestwood Ohio Midstream Pipeline LLC.

ARTICLE II

The address of the limited liability company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, I have hereunto set my hand this 12th day of March, 2013.

Joyce Allen-Dennis, Authorized Person